Exhibit 12.1

	Team Health Holdings, Inc. Ratio of Earnings to Fixed Charges in thousands, except ratios

						Three Months Ended March 31, 2015
	Fiscal Year Ended
	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014
Earnings (1):
Earnings before income taxes	$41,372	$108,234	$106,397	$146,772	$166,669	$48,914
Fixed charges	23,960	15,503	18,797	17,342	17,734	4,596
Earnings before income taxes and fixed charges	$65,332	$123,737	$125,194	$164,114	$184,403	$53,510
Fixed charges (1):
Interest expense	23,495	15,038	$18,266	$16,785	$17,163	$4,442
Portion of rental expense under operating leases deemed to be the equivalent of interest (2)	465	465	531	557	571	154
Total fixed charges	$23,960	$15,503	$18,797	$17,342	$17,734	$4,596
Ratio of Earnings to Fixed Charges	2.73x	7.98x	6.66x	9.46x	10.40x	11.64x

(1) For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of earnings before income taxes, adjusted for equity investments and noncontrolling interests, plus fixed charges, and (b) fixed charges consist of interest expense, the amortization of debt issuance costs and discounts related to indebtedness, and the interest portion of rental expense.

(2) Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.